Morgan Stanley Securities Ld(EPT)
21 June 2007

AMENDMENT TO ANNOUNCEMENT 7804Y RELEASED AT 12:03 ON 21 JUNE 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader Morgan Stanley Securities Limited

Company dealt in Imperial Chemical Industries Plc
Class of relevant security to which the Ordinary Shares
dealings being disclosed relate (Note 1)

Date of dealing 19 June 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased Highest price paid (Note 3) GBP Lowest price paid (Note 3) GBP

882,549 6.47 6.36

Total number of securities sold Highest price paid (Note 3) GBP Lowest price paid (Note 3) GBP

1,727,920 6.46 6.35

(b) Derivatives transactions (other than options)

Product name, Long/short (Note 4) Number of securities (Note 5) Price per unit (Note 3) GBP

e.g. CFD
CFD LONG 11,468 6.39
CFD SHORT 449,069 6.39
CFD SHORT 33,363 6.39
CFD SHORT 39,994 6.39
CFD SHORT 5,000 6.43
CFD LONG 9,810 6.42
CFD SHORT 9,810 6.43
CFD SHORT 163,668 6.41
CFD SHORT 56,359 6.42
CFD SHORT 50,000 6.42
CFD SHORT 14,362 6.39
CFD LONG 59,282 6.42
CFD SHORT 3,485 6.40
CFD SHORT 127,158 6.37
CFD SHORT 312,765 6.38
CFD SHORT 700 6.39
CFD SHORT 3,293 6.40
CFD SHORT 23,656 6.41
CFD SHORT 21,544 6.40
CFD SHORT 14,800 6.45
CFD SHORT 17,800 6.43
CFD SHORT 9,600 6.44
CFD SHORT 20,400 6.42
CFD SHORT 263,300 6.43
CFD LONG 78,000 6.45
CFD LONG 33,742 6.41
CFD SHORT 157,671 6.43
CFD LONG 508,769 6.43
CFD LONG 50,000 6.39
CFD LONG 160,492 6.39
CFD LONG 180,000 6.41

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 21 June 2007
Contact name Brent Ali
Telephone number 020 7425 8677
Name of offeree/offeror with which connected Akzo Nobel N.V.
Nature of connection (Note 6) Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk